EDWARD T. SWANSON
Attorney At Law
1135 17th Street Suite E
Santa Monica, California 90403
Phone: (310) 315-2828      Fax: (310) 828-6138
Email: etswanson@att.net

June 19, 2008

Via Federal Express and Edgar

Mr. Tom Jones
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:           Infrared Systems International
Amendment 3 to Form S-1 on Form SB-2
File No. 333-147367

Dear Mr. Jones:

This letter is submitted on behalf of Infrared Systems International (the “Company”) in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission with respect to the above-referenced Amendment No. 3, as set forth in a letter from the Staff dated May 22, 2008 to Gary Ball (the “Comment Letter”).  In terms of format, the text of each Staff comment has been included herein and is followed by the Company’s response. Transmitted herewith is Amendment No. 4 on Form S-1 to the Registration Statement, which has been marked to reflect the Company’s responses to the Staff’s comments.

Risk Factors, page 5

1.           Please revise the titles of the risk factors to be more prominent.

Response

We have so revised the titles of the risk factors.

Mr. Tom Jones
June 19, 2008

If we do not generate adequate revenues to finance our operations, page 5

3.
Please clarify the reference to the net loss of $149,439 through December 31, 2007.  Also, disclose your deficit of $887,947 as of December 31, 2007 and your net loss of $25,385 for the quarter ended December 31, 2007.  We note the disclosure on pages F-13 and F-14.  Also, disclose your net loss of $31,278 for the fiscal year ended September 30, 2007 and your net loss of $16,276 for the fiscal year ended September 30, 2006.  We note the disclosure on page F-4.

Response

We have so revised the disclosure.

Management’s Discussion and Analysis or Plan of Operations, page 14

3.
We note the discussion on pages 15 and 20 that the first 20 units were prepaid and no payment was required for units 21 through 200. Please revise your financial statements to clearly disclose how you accounted for the prepayment of the first 20 units and how you recorded the units that were given at no cost.

Response

We have not revised the financial statements because the sale of the units in question occurred between 1997 and 2004 and the accounting for such prepayment would not have any effect on the financial statements of ISI included in the registration statement.

4.	Please revise your MD&A to discuss the reasons for the decrease in interest expense and related party interest expense during the quarter ended December31, 2007.

Response

We have so revised the MD&A.

5.	We note the discussion that you sold 77 units in fiscal 2007 on page 17 and 93 units in fiscal 2007 on page 20. Please revise to disclose the correct units sold for this period on each of these pages.

Response

We have corrected the number of units sold.

Plan of Operation in the Next Twelve Months, page 16

6.	Please refer to prior comment 11. Please briefly describe the modification.

Mr. Tom Jones
June 19, 2008

Response

We have added a sentence to indicate that the modification of the EVS system by Kollsman did not involve ISI or its technology.  Consequently, ISI is not in a position to describe the modification to the EVS system by Kollsman.  The modification does not affect the licensing agreement with Kollsman.

Operating Expenses, page 18

7.	Please clarify how the increase in general and administrative expenses was “due primarily to the reduction in executive compensation.”

Response

The prior explanation of the increase in general and administrative expenses was in error.  The discussion of operating expenses has been revised to indicate the reason for the increase in general and administrative expenses.

Business Background, page 19

8.
We note the revised disclosure on page 20 and 21 in response to prior comment 18, including the disclosure that you export the modified products to the Taiwanese company.  Please clarify whether the exported product is an unapproved medical device.  Also, if you manufacture and export an unapproved medical device and export it to another country, then you must comply with the procedural and recordkeeping requirements of section 801©(1) of the Federal Food, Drug and Cosmetic Act. Please advice or revise.

Response

We have further revised the disclosure with respect to our activities on behalf of the Taiwanese company.  A detailed examination of what is actually performed on behalf of the Taiwanese corporation revealed that the infrared detectors purchased in the U.S. are not installed into the Spectrum9000 System by ISI.  ISI installs the detector into a camera shell provided by the Taiwanese corporation for shipment to Taiwan.  Once received in Taiwan, the detectors are removed by the Taiwanese corporation from the shell for installation into the system along with other components.  We have been advised that the system is registered with the FDA.  ISI believes that it is not subject to FDA regulation because it does not participate in the assembly of the Spectrum9000 System.

Enhanced Vision System, page 20

9.	Please expand this section to quantify the total amount of the advance royalty payments.

Mr. Tom Jones
June 10, 2008

Response

This section has been revised to quantify the total amount of the advance royalty payments.

Medical System, page 21

10.	We note your response to prior comment 23. Please clarify the reference to “$3,000 to $4,000.”

Response

We have revised this disclosure (now captioned “Contracting”) to clarify such reference.

Principal Stockholders, page 26

11.	We note your response to prior comment 29. As previously requested, please identify the six persons who agreed to have the shares cancelled.

Response

We have added the identity of the six persons on page 10 under the caption “The Spin-Off and Plan of Distribution – Background and Reasons for the Spin-Off.”

12.
We note your response to prior comment 30; however it does not appear that you expanded this section to disclose the number of shares of CSBI held by the seven investors both prior to and after CSBI’s reverse split as well as prior to the record date for the spin-off as requested in prior comment 51 of our February 21, 2008 letter.  Please revise accordingly.

Response

We have revised the table to indicate ownership of stock by officers, directors and 5% holders both prior to and after the stock cancellation.  Only two of the seven persons who have agreed to cancel ISI common stock would own 5% or more of the ISI common stock before such cancellation.  However, the stock ownership of all seven persons is set forth on page 10 under “The Spin-Off and Plan of Distribution – Background and Reasons for the Spin-Off.”

13.	Please expand the disclosure to include your response to prior comment 31.

Mr. Tom Jones
June 19, 2008

Response

We have provided the disclosure requested.

Description of Securities, page 30

14.	Please complete the blanks in this section.

Response

We have filled in the blanks in this section.

Annual Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-7

15.	We note your response to our prior comment 37 in our letter dated April 9, 2008. Please tell us the following:

•	Where you have broken out $738,508 in retained deficit as indicated in your response and what this amount represents.
•	Clarify why you label the beginning balance in your statements of shareholders deficit as restated and indicate where this is discussed in footnote 2.
•
Why the beginning balance decreased by $76,500.  If this related to the “recoup” amounts, describe the relationship to revenue recognized and ensure that your disclosure provides a complete and detailed analysis of all the amounts and periods affected.

Response

At September 30, 2005, the Company's parent reported a retained deficit of $738,508.  The financial statements have been restated to include parent's retained deficit at that date.  The financial statements have also been restated to increase that retained deficit by $76,500 (totaling $815,008) to correct how the Company had recorded $105,000 of advance royalty payments received between 1997 and 1999 for aircraft systems 201 through 410 (amounting to 210 systems).  Previously, the Company had recorded the advance royalty payments as revenue in the periods when the payments were received.  The financial statements have been restated to record those payments as revenue in the periods when the related systems were sold.  Only 57 of the 210 systems related to the prepayment had sold as of September 30, 2005; therefore, the Company has recorded $76,500 (for the 153 systems related to the prepayment that had not yet sold) as unearned revenue as of September 30, 2005.

 Note 1 – Revenue Recognition, page F-7

16.	Please revise to clarify how you accounted for prior advances and related recoupment discussed on pages 17 and 18 and how this impacts revenue recognition.

Response

We have so revised this footnote.

Mr. Tom Jones
June 19, 2008

Note 2 – Restatements, page F-8

17.
Please revise to expand your restatement disclosure to better describe the nature of the restatement and how the respective periods were affected. That is, explain how the initial $76,000 of advance payment was recorded and how the accounting has now been changed and discuss the amounts and periods affected.  Please provide an “as reported” and “as restated” reconciliation for each financial statement line item that clearly discloses the restatement adjustments each period, including the impact on each fiscal year in your financial statements.  All disclosures required by SFAS 154 should be included in the filing.

Response

We have revised our restatement disclosure to provide the requested disclosure.

December 31, 2007 Interim Financial Statements

18.
Tell us why the periods as of September 30, 2007 and December 31, 2007 are not labeled “restated” considering the changes made to the capital in excess of par value and retained earnings (deficit) balances.

Response

     These periods now have been labeled “Restated.”

General

19.	Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Response

We have updated the financial statements.

20.	Please include updated consents from your independent registered public accounting firm with any amendment to the filing.

Response

We have included an updated consent.

Mr. Tom Jones
June 19, 2008

Please do not hesitate to contact the undersigned with any questions or requests for clarification with respect to the above responses.

Very truly yours,

/s/ Edward T. Swanson

Edward T. Swanson

ETS:mm

cc: Mr. Gary Ball